30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

RECEIVED

2007 AUG 10 A 3:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

8 August 2007

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 31 May 2007.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of these announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

07025906

Yours faithfully

Julie Reith
Group Secretarial Assistant
Group Secretariat

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Appendix A Exhibits 70-80

No.	Subject	Date of Announcement	Date Copied to SEC
70	Director/PDMR Shareholding (DRIP)	04/06/2007	08/08/2007
71	Director/PDMR Shareholding	27/06/2007	08/08/2007
72	Total Voting Rights	29/06/2007	08/08/2007
73	Group Treasury (Non-Regulatory Announcement)	04/07/2007	08/08/2007
74	Additonal Listing	11/07/2007	08/08/2007
75	Director/PDMR Shareholding	13/07/2007	08/08/2007
76	Director/PDMR Shareholding	26/07/2007	08/08/2007
77	Director Declaration	30/07/2007	08/08/2007
78	Block Listing Review	31/07/2007	08/08/2007
79	Total Voting Rights	31/07/2007	08/08/2007
80	New Business Results	07/08/2007	08/08/2007

Standard Life plc

Notification of Interests of Executive Directors and Other Persons Discharging Managerial Responsibilities ("PDMRs")

Standard Life plc was advised on 4 June by Computershare Investor Services plc that, on 31 May 2007, the under-mentioned executive directors and other PDMRs acquired the following interests in ordinary shares as a result of participation in the Dividend Reinvestment Plan:

	Certificated	SLSA	SLSP	Price and Place of Transaction
Executive Directors				
Trevor John Matthews			1	£3.48 - UK
Norman Keith Skeoch			4	£3.48 - UK
Other PDMRs				
Anne Margaret Gunther	695	352	6	£3.48 - UK
Michael Andrew Hall	127		6	£3.48- UK
Marcia Dominic Campbell Connected Persons *		260 239	6	£3.48 - UK

* Raymond Peter Campbell - 33
Max Campbell - 103
Francesca Campbell - 103

Certificated shares are held in the individual's own name. SLSA (Standard Life Share Account) shares are held in the name of Computershare Nominees Limited. SLSP (Standard Life Share Plan) shares are held in the name of Computershare Trustees Limited.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

4 June 2007

Enquiries:

Kenneth Gilmour, Group Secretariat, 0131 245 0751
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Standard Life plc was advised yesterday by Computershare Investor Services plc that, on 25 June 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	7	£3.4475 - UK
Norman Keith Skeoch	36	£3.4475 - UK
David Thomas Nish	36	£3.4475 - UK
Other PDMRs		
Marcia Dominic Campbell	36	£3.4475 - UK
Joseph Iannicelli	34	C$7.38352 - Canada

Each individual also received from the Company seven free shares (except Mr Iannicelli who received the right to acquire six matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

27 June 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,106,341,147 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,106,341,147.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

29 June 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Standard Life plc confirms today that John Cummins, Group Treasurer, will be leaving the company to take on a new challenge outside the group. He will be succeeded by Andy Townsend, currently Deputy Group Treasurer. John will work with Andy to ensure a smooth handover of his Group Treasury responsibilities before leaving Standard Life. The company recognises the contribution John has made during his nine years at Standard Life and wishes him every success in his new role.

4 July 2007

Enquiries:

Scott White, Press Office, 0131 245 5422
Gordon Aitken, Investor Relations, 0131 245 6799

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 66,117,641 ordinary shares of 10 pence each in Standard Life plc ('the Company') in respect of an allotment of shares to satisfy Bonus Share entitlements. These shares, which were admitted to the Official List on 10 July 2007 for trading to commence on 11 July 2007, will rank equally with the existing issued ordinary shares of the Company.

An additional application has also been made in respect of a further 3,100,000 ordinary shares of 10 pence each in the Company to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. These shares are being reserved under a block listing and will be issued as a result of further allotments to satisfy valid claims for Bonus Shares. When issued, these shares will rank equally with the existing ordinary shares of the Company.

11 July 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Standard Life plc ('the Company') was advised yesterday by Computershare Investor Services plc that, on 10 July 2007, the under mentioned directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of Bonus Share entitlements as detailed in the Company's Prospectus dated 15 June 2006:

	Bonus Shares				Revised Total Holding	Revised Percentage Holding
	Certificated	SLSA	SLSP	Other		
Non-Executive Directors						
Gerald Edgar Grimstone		827			100,827	0.00464%
Michael Kent Atkinson		173			3,651	0.00017%
Norman Roy Blackwell		270			5,673	0.00026%
Crawford Scott Gillies Alison Gillies		278 814			32,954	0.00151%
Jocelyn Proteau	9				1,857	0.00009%
Executive Directors						
Alexander Maxwell Crombie Margaret Crombie		1,195 814			297,709	0.01370%
Trevor John Matthews Michele Matthews		1,144 814			391,423	0.01802%
Norman Keith Skeoch		1,308			256,234	0.01179%
Other PDMRs						
Marcia Dominic Campbell Raymond Campbell Max Campbell Francesca Campbell		845 110 334 334	9		35,322	0.00163%
Joseph Iannicelli				663	14,343	0.00066%

The above percentages are based on the total issued share capital of the Company, as at the end of 10 July 2007, which was 2,172,521,149.

Certificated shares are held in the individual's own name. SLSA (Standard Life Share Account) shares are held in the name of Computershare Nominees Limited. SLSP (Standard Life Share Plan) shares are held in the name of Computershare Trustees Limited.

Joseph Iannicelli's Other shares are held in the name of TD Waterhouse Nominees (Europe) Limited.

Hugh Stevenson is due to receive 827 Bonus Shares subject to verification of the appropriate claim from the relevant nominee.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

13 July 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 25 July 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	8	£3.15 - UK
Norman Keith Skeoch	40	£3.15 - UK
David Thomas Nish	40	£3.15 - UK
Other PDMRs		
Marcia Dominic Campbell	40	£3.15 - UK
Joseph Iannicelli	37	C$6.83655 - Canada

Each individual also received from the Company seven free shares (except Mr Iannicelli who received the right to acquire seven matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

26 July 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Standard Life plc confirms that Gerry Grimstone will stand down from the board of F&C Global Smaller Companies plc with effect from the conclusion of its Annual General Meeting on 30 July 2007. In addition, he will retire from the board of Dairy Crest Group plc on 31 July 2007.

This notice is given in fulfilment of obligations under Listing Rule 9.6.14(R).

30 July 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Scott White, Press Office, 0131 245 5422
Gordon Aitken, Investor Relations, 0131 245 6799

END

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 31 July 2007

1. Name of *applicant*:

Standard Life plc

2. Name of scheme

Demutualisation share scheme

3. Period of return:

From 01/02/07 To 30/07/07

4. Balance under scheme from previous return:

N/A

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of *securities* issued/allotted under scheme during period:

59,432

7 Balance under scheme not yet issued/allotted at end of period

940,568

8. Number and *class* of *securities* originally listed and the date of admission

1,000,000 Ordinary Shares, 01/02/07

9. Total number of *securities* in issue at the end of the period

2,173,374,912

Name of contact Julie Reith
Address of contact Standard Life plc, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH

Telephone number of contact	0131 245 6772

Signed by Kenneth Gilmour
Assistant Group Company Secretary
for and on behalf of

Name of *applicant* Standard Life plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,173,374,912 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,173,374,912.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 July 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life group

Press release

STANDARD LIFE

Standard Life plc

New Business Results – six months to 30 June 2007
7 August 2007

- **Worldwide life and pensions sales[1] up 31% to £8,181m (2006: £6,235m).**
- **Interim results will report an increased overall margin from full year 2006.**
- **UK life and pensions sales up 45% to £6,954m (2006: £4,802m).**
    - **Individual SIPP* sales up 82% to £2,556m (2006: £1,406m).**
    - **Group Pensions sales up 49% to £1,487m (2006: £995m).**
- **Standard Life Investments worldwide investment net inflows up 61% to £5,021m (2006: £3,120m).**
    - **Third party funds under management up 20% to £46.1bn (31 December 2006: £38.5bn).**
    - **Total funds under management up 6% to £140.6bn from £132.1bn (31 December 2006).**

All comparisons are in sterling unless otherwise stated[2]. All sales figures are on a PVNBP basis unless otherwise stated. All comparators are with the first half of 2006 unless otherwise stated. *Individual SIPP includes Insured SIPP & Drawdown and Non-Insured SIPP.

Commenting on the results, Group Chief Executive Sandy Crombie said:

"Our strong new business performance is continuing. UK life and pensions sales have increased by 45%, building upon a strong comparative period in 2006, and our third party funds under management continue to reach new highs.

"We have enjoyed great success with a range of asset accumulation products, delivering higher sales at an increased overall margin.

"We are launching new products into our chosen markets, and this is being supported by excellent investment performance and first-class service. I am confident this will enable Standard Life to grow new business further in the future."

STANDARD LIFE

Standard Life group

Standard Life has delivered strong new business results during the first half of 2007. Worldwide life and pensions sales increased by 31% and Standard Life Investments net inflows grew by 61%.

Our Interim results released on 4 September 2007 will report a significant increase in PVNBP margin compared to the Pro forma Full Year 2006 figure of 1.4%, due to this strong sales growth and the continuing improvement in efficiency.

UK Financial Services

Our UK financial services division has seen growth across all major product categories in the first half of 2007. Life and pensions new business volumes increased by 45% to £6,954m, driven largely by continued growth in SIPP and other pensions products. Sales of pensions products increased by 49% and life products by 26%. Gross mortgage lending and healthcare sales increased by 29% and 10% respectively.

Individual SIPP sales increased strongly by 82% to £2,556m (2006: £1,406m), resulting in Individual SIPP funds under management growing to £6.3bn[3] (31 December 2006: £4.3bn). Sales have benefited from the increase in contribution limits introduced at A-day and the implementation of new SIPP regulations. At 30 June 2007 we had 36,800 SIPP customers (31 December 2006: 25,200) with an average case size of £172,000.

Customers continue to take advantage of our SIPP functionality and investment flexibility with sales of Non-insured SIPP doubling year-on-year compared to a 71% growth in Insured SIPP. At 30 June 2007 37% of SIPP assets were invested in non-insured funds (31 December 2006: 33%).

Standard Life's Wrap proposition continues to be rolled out and developed with IFAs. At the end of the second quarter there were 149 IFA firms using the platform (31 December 2006: 88 IFA firms) and 4,300 customers (31 December 2006: 900 customers) with an average fund size of £140,000. At 30 June 2007, funds under administration on the Wrap platform had increased to £0.6bn (31 December 2006: £0.2bn).

We have experienced accelerated growth in Group Pensions, with sales increasing by 49% to £1,487m (2006: £995m), largely due to increasing volumes of Group SIPP. Second quarter sales benefited from a large group stakeholder scheme re-written as a Group SIPP[4]. We expect this trend to continue and drive further sales of Group SIPP, which now accounts for 31% of total Group Pensions sales. We believe our excellent customer service and strong product proposition have been major factors in our ability to retain and grow our Group Pensions business.

Trustee Investment Plan (TIP) and Personal Pension Investment Plan (PPIP) sales increased by 35% to £1,038m[5] (2006: £767m), driven by strong investment performance.

Life sales increased by 26% to £1,123m (2006: £889m), including a 19% increase in Investment Bond sales to £1,039m (2006: £874m). Sales of our Offshore Bond, launched in January 2006, increased by 460% to £84m (2006: £15m), with the bulk in the second quarter (£60m). This reflects the increasing popularity of the product as well as the introduction of wider investment options and bespoke charging, which have enabled us to attract larger case sizes.

Standard Life's UK Annuity sales increased by 53% to £257m (2006: £168m). This rate of increase largely reflects lower sales levels in the first half of last year due to A-day and Standard Life pensions policyholders deferring the purchase of an annuity ahead of our demutualisation.

We continue to strengthen our distribution capability in the UK life and pensions market by diversifying across channels whilst maintaining strong growth in the traditional IFA sector. Sales generated through channels other than traditional IFAs now represent 40% (H1 2006: 26%) of new business. This increase principally reflects the growth in sales through Employee Benefit Consultants and multi-tie and single-tie distribution arrangements.

Net flows for life and pensions business were positive at £1.2bn in the first half of 2007[6]. Within this total, net pensions inflows were £1.5bn compared with £1.8bn in H2 2006. Excluding institutional TIP, underlying net pensions inflows strengthened from £0.6bn in H2 2006 to £1.1bn in H1 2007. Net life outflows amounted to £0.3bn in H1 2007 compared to £0.6bn in H2 2006. The improving trend in underlying net flows has been achieved against a backdrop of claims activity across our life and pensions portfolios being above expected levels.

Gross mortgage lending increased by 29% to £1,571m (2006: £1,216m) resulting in mortgages under management standing at £10.5bn as at 30 June 2007 (31 December 2006: £10.4bn). We continue to maintain a balance between growth and margin, and our mortgage portfolio remains of the highest quality with an arrears rate of 0.18% at 30 June 2007, compared with an industry average of 0.94% at the end of Q1 2007.

Healthcare sales increased by 10% to £11m on an annual premium equivalent (APE) basis (2006: £10m). We expect sales of SME business to grow in the second half of the year following the launch in July of our new SME proposition.

Europe

Our European business experienced a strong first half with sales increasing to £513m (2006: £340m), a 54% increase in constant currency.

In Germany we are evolving our product offering to match the significant changes that have taken place in the market during recent years. One such example is our new unit-linked product, Maxxellence, which was launched in October 2006. Its success, coupled with initiatives to access new distribution channels and broaden existing broker arrangements, has helped us increase sales by 27% in constant currency to £260m (2006: £209m).

Sales in Ireland increased by 96% in constant currency to £253m (2006: £131m). This reflects the continued success of new products and the introduction of self-investment options for customers, inspired by the UK SIPP platform. The positive impact of these developments has been underpinned by strong investment performance.

Canada

Sales in our Canadian business were down 37% in constant currency to £589m (2006: £1,025m). This reflects a number of large transactions which boosted sales volumes in the prior year, the continuation of our focus on margin over volume in the first half, and a planned realignment of our distribution capability.

Group Savings and Retirement sales declined by 46% in constant currency to £339m (2006: £693m). The comparative period includes two large transactions which accounted for £319m. The second half of 2007 will be influenced by the results of current proposals to a number of large institutional clients.

STANDARD LIFE

Individual Insurance, Savings and Retirement sales declined by 28% in constant currency to £172m (2006: £264m). This fall reflects the transition of life focused distributors towards wealth management business, and the realignment of sales staff following the initiation of our repositioning strategy at the end of 2005. In addition, the comparative period included £17m of unprofitable Universal Life sales which the company no longer writes. We intend to re-launch our individual retail proposition.

Group Insurance sales increased by 26% in constant currency to £78m (2006: £68m) against the backdrop of a competitive market. This growth reflects our success in Life and Health insurance and the positive impact of our repositioning strategy.

Excluding the business no longer written and the unusually large transactions in the prior year period, underlying sales volumes declined by 7% on a constant currency basis.

Asia Pacific

Combined sales from our joint ventures in India and China and our Hong Kong operations have increased by 107% in constant currency. Standard Life's share of these sales was £125m (2006: £68m)[7].

Sales from our Indian joint venture HDFC Standard Life Insurance Limited increased by 104% in constant currency. The number of financial consultants appointed by the joint venture has increased to 84,500 (30 June 2006: 34,000).

Sales generated by our Chinese joint venture, Heng An Standard Life, increased by 83% in constant currency, due to expansion in major cities within existing provinces. This strong growth has resulted in Heng An Standard Life moving into a top 10 position among the foreign joint venture peer group in China. We expect to start writing business in Liaoning province later this year.

STANDARD LIFE

Standard Life Investments

Standard Life Investments continues to perform exceptionally well with worldwide investment net inflows increasing by 61% to a record level of £5,021m (2006: £3,120m).

Standard Life Investments UK net inflows increased by 54% to £4,302m (2006: £2,799m) thanks to strong institutional and retail business. Segregated fund inflows increased by 60% to £1,561m (2006: £977m) and retail mutual fund inflows increased by 63% to £1,113m (2006: £684m). Inflows into the Triple A money market fund increased by 53% to £1,399m (2006: £915m), reversing the decline reported at the end of the first quarter.

We experienced a strengthening of net inflows in respect of our Canadian and International operations to £392m (2006: £90m) and £372m (2006: £231m), the trend in Canada reflecting a number of liability driven investment mandates won during the period.

During the first half of 2007, total funds under management increased by £8.5bn to £140.6bn (31 December 2006: £132.1bn). The majority of this increase came from third party funds under management which increased by £7.6bn to £46.1bn (31 December 2006: £38.5bn).

Performance remained strong during the six month period, with 18 of our 23 pooled pension funds above median and 6 of these in the top decile. The strength of performance across our range of mutual funds was recognised when Standard life Investments was named 'Global Group of the Year' at the recent Investment Week Awards 2007.

STANDARD LIFE

For further information please contact:

Media:

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	020 7395 0452 / 07900 000777
Angus Maitland (Maitland)	020 7379 5151

Equity Investors:

Gordon Aitken	0131 245 6799
Duncan Heath	0131 245 4742

Debt Investors:

Andy Townsend	0131 245 7260

STANDARD LIFE

Notes to Editors

1. Present Value of New Business Premiums (PVNBP) is calculated as 100% of single premiums plus the expected present value of new regular premiums.

2. Insurance new business and gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the first half of 2007 were £1: C$2.23 (2006: £1: C$2.03) and £1: €1.48 (2006: £1: €1.45). Funds under management are calculated using the closing exchange rate as at 30 June 2007. The principal closing exchange rates used as at 30 June 2007 were £1: C$2.13 (31 December 2006: £1 : C$2.28) and £1: €1.49 (31 December 2006: £1 : €1.48).

3. Analysis of Individual SIPP funds under management

	30 June 2007 £m	31 March 2007 £m	31 December 2006 £m
Insured Standard Life Funds	2,533	2,265	1,923
Insured External Funds	1,445	1,180	921
Collectives – Standard Life Investments	632	494	361
Collectives – Funds Network	463	355	234
Cash	334	262	223
Non Cash and Non Collectives	920	729	599
Total	**6,327**	**5,285**	**4,261**
Insured	3,978	3,445	2,844
Non-insured	2,349	1,840	1,417
Total	**6,327**	**5,285**	**4,261**

Of the £6.3bn of SIPP funds under management at 30 June 2007, some £0.2bn relate to funds on the Wrap platform.

4. The rewrite of the large Group Pensions case as a Group SIPP generated £140m of PVNBP in the second quarter.

5. Investments (TIP & PPIP) sales in the first half of 2007 comprised Institutional sales of £982m (2006: £700m) and Retail sales of £56m (2006: £67m).

6. Net flows for UK life and pensions products

Pension Products	H1 2007 £bn	H2 2006 £bn	H1 2006 £bn
Insured Pensions			
Premiums / Deposits	4.8	5.3	3.5
Claims	(3.6)	(3.5)	(1.8)
Annuity Payments	(0.4)	(0.5)	(0.3)
Insured Pension Net Flows	**0.8**	**1.3**	**1.4**
Non - Insured Pensions			
Premiums / Deposits	0.8	0.6	0.4
Claims	(0.1)	(0.1)	-
Non-Insured Pension Net Flows	**0.7**	**0.5**	**0.4**
Total Pension Net Flows	**1.5**	**1.8**	**1.8**
Life Products			
Premiums / Deposits	1.5	1.4	1.3
Claims	(1.8)	(2.0)	(1.1)
Total Life Net Flows	**(0.3)**	**(0.6)**	**0.2**
UK L&P Net Flows			
Total UK L&P Insured-Product Flows	0.5	0.7	1.6
Total UK L&P Non-Insured Product Flows	0.7	0.5	0.4
Total UK L&P Net Flows	**1.2**	**1.2**	**2.0**

The figures reflected in the table above include the following amounts in respect of Institutional TIP:

	H1 2007 £bn	H2 2006 £bn	H1 2006 £bn
Premiums / Deposits	1.0	1.6	0.8
Claims	(0.6)	(0.4)	(0.3)
Net Flows	**0.4**	**1.2**	**0.5**

7. The growth percentages quoted for India, Asia Pacific life and pensions and Total worldwide life and pensions reflect the growth in sales in HDFC Standard Life Insurance Limited, rather than the growth in Standard Life's share of the joint venture. The sales quoted reflect Standard Life's share of the joint venture.

8. H1 2006 sales figures relate to the period before the demutualisation of the Standard Life Assurance Company on 10 July 2006.

STANDARD LIFE

9. Department of Work and Pensions rebate premiums in the first half of 2007 were £165m (2006: £65m), comprising Individual Pensions rebates of £93m (2006: £37m) and Group Pensions rebates of £72m (2006: £28m).

10. There will be a conference call today for newswires and online publications at 8.00am hosted by David Nish, Group Finance Director, Trevor Matthews, Chief Executive of Standard Life UK Financial Services and Keith Skeoch, Chief Executive of Standard Life Investments. Dial in telephone number +44 (0)20 7162 0125. Callers should quote Standard Life H1 Sales.

11. There will be a conference call today for investors and analysts at 9.30am hosted by David Nish, Group Finance Director, Trevor Matthews, Chief Executive of Standard Life UK Financial Services and Keith Skeoch, Chief Executive of Standard Life Investments. Dial in telephone number +44 (0)20 7162 0025. Callers should quote Standard Life H1 Sales. A recording of this call will be available for replay for one week by dialing +44 (0)20 7031 4064 (access code 759198).

STANDARD LIFE

Standard Life New Business Summary
6 month period ended 30 June 2007

Insurance Operations	PVNBP				APE			
	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	% Change (f)		6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	% Change (f)	
UK								
Pensions (a)	5,561	3,721	49%		737	534	38%	
Life	1,123	889	26%		112	90	24%	
Annuities	257	168	53%		26	16	63%	
Protection	13	24	-46%		2	4	-50%	
UK life and pensions	**6,954**	**4,802**	**45%**		**877**	**644**	**36%**	
Europe								
Ireland	253	131	93%		32	18	78%	
Germany	260	209	24%		24	21	14%	
Europe life and pensions	**513**	**340**	**51%**		**56**	**39**	**44%**	
Canada								
Group Savings and Retirement	339	693	-51%		29	61	-52%	
Individual Insurance, Savings and Retirement	172	264	-35%		17	29	-41%	
Group Insurance	78	68	15%		10	9	11%	
Canada life and pensions	**589**	**1,025**	**-43%**		**56**	**99**	**-43%**	
Asia Pacific								
India (c)	102	57	95%	(b)	17	12	56%	(b)
China (c)	19	11	73%		2	1	100%	
Hong Kong	4	-	-		1	-	-	
Asia Pacific life and pensions	**125**	**68**	**97%**	(b)	**20**	**13**	**57%**	(b)
Total worldwide life and pensions	**8,181**	**6,235**	**31%**	(b)	**1,009**	**795**	**27%**	(b)

Investment Operations	Gross Inflows		Net Inflows	
	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m
UK (d)	4,902	3,142	4,302	2,799
Canada	528	230	392	90
International (e)	358	421	327	231
Total worldwide investment	**5,788**	**3,793**	**5,021**	**3,120**

Banking Operations	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	% Change (f)
Gross mortgage lending	**1,571**	**1,216**	**29%**

SL Healthcare	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	% Change (f)
APE	**11**	**10**	**10%**

(a) UK Pensions figures include non-insurance element of SIPP product (6 months ended 30 June 2007 PVNBP £958m, APE £101m and 6 months ended 30 June 2006 PVNBP £472m, APE £50m).
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (b) above.
(d) The Triple A fund within UK Investment sales is calculated using average net client balances.
(e) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(f) % change is calculated on the figures rounded to millions.

STANDARD LIFE

Insurance Operations New Business
6 month period ended 30 June 2007

	Single Premiums		New Regular Premiums		PVNBP				APE			
	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	% Change (f)	% Change in constant currency (b) (f)	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	% Change (f)	% Change in constant currency (b) (f)
UK												
Individual Pensions	397	417	20	32	480	553	-13%	-13%	60	74	-19%	-19%
Insured SIPP & Drawdown	1,429	790	31	26	1,598	934	71%	71%	174	105	66%	66%
Non-insured SIPP (a)	907	439	10	6	958	472	103%	103%	101	50	102%	102%
Group Pensions	528	211	246	207	1,487	995	49%	49%	298	228	31%	31%
Investments (TIP and PPIP)	1,038	767	-	-	1,038	767	35%	35%	104	77	35%	35%
Pensions	**4,299**	**2,624**	**307**	**271**	**5,561**	**3,721**	**49%**	**49%**	**737**	**534**	**38%**	**38%**
Investment Bonds (c)	1,039	874	-	1	1,039	874	19%	19%	104	88	18%	18%
Offshore Bond	84	15	-	-	84	15	460%	460%	8	2	300%	300%
Life	**1,123**	**889**	**-**	**1**	**1,123**	**889**	**26%**	**26%**	**112**	**90**	**24%**	**24%**
Annuities	**257**	**168**	**-**	**-**	**257**	**168**	**53%**	**53%**	**26**	**16**	**63%**	**63%**
Protection	**-**	**-**	**2**	**4**	**13**	**24**	**-46%**	**-46%**	**2**	**4**	**-50%**	**-50%**
UK life and pensions	**5,679**	**3,681**	**309**	**276**	**6,954**	**4,802**	**45%**	**45%**	**877**	**644**	**36%**	**36%**
Europe												
Ireland	203	103	12	8	253	131	93%	96%	32	18	78%	78%
Germany	27	16	22	19	260	209	24%	27%	24	21	14%	20%
Europe life and pensions	**230**	**119**	**34**	**27**	**513**	**340**	**51%**	**54%**	**56**	**39**	**44%**	**47%**
Canada												
Group Savings and Retirement	191	399	10	21	339	693	-51%	-46%	29	61	-52%	-47%
Individual Insurance, Savings and Retirement	155	238	2	5	172	264	-35%	-28%	17	29	-41%	-37%
Group Insurance	-	-	10	9	78	68	15%	26%	10	9	11%	25%
Canada life and pensions	**346**	**637**	**22**	**35**	**589**	**1,025**	**-43%**	**-37%**	**56**	**99**	**-43%**	**-38%**
Asia Pacific												
India (e)	4	3	17	12	102	57	95% (d)	104% (d)	17	12	56% (d)	63% (d)
China (e)	13	6	1	1	19	11	73%	83%	2	1	100%	100%
Hong Kong	1	-	1	-	4	-	-	-	1	-	-	-
Asia Pacific life and pensions	**18**	**9**	**19**	**13**	**125**	**68**	**97% (d)**	**107% (d)**	**20**	**13**	**57% (d)**	**75% (d)**
Total worldwide life and pensions	**6,273**	**4,446**	**384**	**351**	**8,181**	**6,235**	**31% (d)**	**33% (d)**	**1,009**	**795**	**27% (d)**	**29% (d)**

(a) UK Pensions figures include non-insurance element of SIPP product. 2006 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) In the period for the 6 months to 30 June 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals (SP £6m, RP £1m, PVNBP £6m and APE £2m).
(d) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(e) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (d) above.
(f) % change is calculated on the figures rounded to millions.

Investment Operations
6 month period ended 30 June 2007

		Opening FUM 01/01/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 30/06/2007 £m
UK	Mutual Funds (a)	4,772	1,500 (b)	(387)	1,113	187	1,300	6,072
	Private Equity	1,933	222	(36)	186	14	200	2,133
	Segregated Funds	8,352	1,738 (c)	(177)	1,561	169 (h)	1,730	10,082
	Pooled Property Funds	600	43 (c)	-	43	17	60	660
	Triple A	5,020	1,399 (d)	-	1,399	195	1,594	6,614
Total UK		**20,677**	**4,902**	**(600)**	**4,302**	**582**	**4,884**	**25,561**
Canada	Mutual Funds	1,183	151 (e)	(82)	69	132	201	1,384
	Separate Mandates (f)	1,076	377	(54)	323	178	501	1,577
Total Canada		**2,259**	**528**	**(136)**	**392**	**310**	**702**	**2,961**
International	Europe	24	14	(8)	6	39 (h)	45	69
	Asia (excluding India)	103	104	(23)	81	25	106	209
	India	1,706	240 (g)	-	240	229	469	2,175
Total International		**1,833**	**358**	**(31)**	**327**	**293**	**620**	**2,453**
Total worldwide investment products		**24,769**	**5,788**	**(767)**	**5,021**	**1,185**	**6,206**	**30,975**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes.
An analysis of total third party funds under management is shown below.

	Opening FUM 01/01/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 30/06/2007 £m
Third Party Investment Products	24,769	5,788	(767)	5,021	1,185	6,206	30,975
Third Party Insurance Contracts (new business classified as insurance products)	13,749	1,431	(810)	621	776	1,397	15,146
Total third party funds under management	**38,518**	**7,219**	**(1,577)**	**5,642**	**1,961**	**7,603**	**46,121**
Standard Life Investments - total funds under management	**132,078**						**140,567**

(a) Included within Mutual Funds are cash inflows which have also been reflected in Non-insured SIPP new business sales.
(b) In the 6 months to 30 June 2006 UK Mutual Funds gross inflows were £883m and net inflows were £684m.
(c) Institutional sales comprise Segregated and Pooled Property Fund sales.
(d) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(e) In the 6 months to 30 June 2006 Canadian Mutual Funds gross inflows were £187m and net inflows were £110m.
(f) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(g) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(h) There has been a reclassification from Segregated Funds to Europe which has a £35m impact on these two lines and is reflected in the Market & other movements column.

STANDARD LIFE

Standard Life New Business Summary
3 month period ended 30 June 2007

Insurance Operations	PVNBP				APE			
	3 months to 30 June 2007	3 months to 30 June 2006	% Change (f)		3 months to 30 June 2007	3 months to 30 June 2006	% Change (f)	
UK	£m	£m			£m	£m		
Pensions (a)	3,033	2,104	44%		405	305	33%	
Life	565	451	25%		56	46	22%	
Annuities	129	115	12%		13	11	18%	
Protection	7	13	-46%		1	2	-50%	
UK life and pensions	**3,734**	**2,683**	**39%**		**475**	**364**	**30%**	
Europe								
Ireland	125	64	95%		15	9	67%	
Germany	139	109	28%		13	10	30%	
Europe life and pensions	**264**	**173**	**53%**		**28**	**19**	**47%**	
Canada								
Group Savings and Retirement	105	420	-75%		9	37	-76%	
Individual Insurance, Savings and Retirement	81	108	-24%		8	13	-38%	
Group Insurance	44	18	144%		5	5	-	
Canada life and pensions	**230**	**546**	**-58%**		**22**	**55**	**-60%**	
Asia Pacific								
India (c)	24	23	29%	(b)	6	4	62%	(b)
China (c)	11	8	38%		1	-	-	
Hong Kong	3	-	-		1	-	-	
Asia Pacific life and pensions	**38**	**31**	**40%**	**(b)**	**8**	**4**	**80%**	**(b)**
Total worldwide life and pensions	**4,266**	**3,433**	**24%**	**(b)**	**533**	**442**	**20%**	**(b)**

Investment Operations	Gross Inflows		Net Inflows	
	3 months to 30 June 2007	3 months to 30 June 2006	3 months to 30 June 2007	3 months to 30 June 2006
	£m	£m	£m	£m
UK (d)	2,541	1,051	2,173	846
Canada	387	81	317	(3)
International (e)	284	210	267	20
Total worldwide investment	**3,212**	**1,342**	**2,757**	**863**

Banking Operations	3 months to 30 June 2007	3 months to 30 June 2006	% Change (f)
	£m	£m	
Gross mortgage lending	**823**	**620**	**33%**

SL Healthcare	3 months to 30 June 2007	3 months to 30 June 2006	% Change (f)
	£m	£m	
APE	**6**	**5**	**20%**

(a) UK Pensions figures include non-insurance element of SIPP product (3 months ended 30 June 2007 PVNBP £511m, APE £52m and 3 months ended 30 June 2006 PVNBP £308m, APE £33m).
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (b) above.
(d) The Triple A fund within UK Investment sales is calculated using average net client balances.
(e) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(f) % change is calculated on the figures rounded to millions.

Insurance Operations New Business
3 month period ended 30 June 2007

	Single Premiums		New Regular Premiums		PVNBP				APE			
	3 months to 30 June 2007 £m	3 months to 30 June 2006 £m	3 months to 30 June 2007 £m	3 months to 30 June 2006 £m	3 months to 30 June 2007 £m	3 months to 30 June 2006 £m	% Change (f)	% Change in constant currency (b) (f)	3 months to 30 June 2007 £m	3 months to 30 June 2006 £m	% Change (f)	% Change in constant currency (b) (f)
UK												
Individual Pensions	255	184	11	19	300	269	11%	11%	37	38	-3%	-3%
Insured SIPP & Drawdown	727	449	14	16	812	529	53%	53%	87	61	43%	43%
Non-insured SIPP (a)	489	284	4	5	511	308	66%	66%	52	33	58%	58%
Group Pensions	315	119	147	119	905	580	56%	56%	178	131	36%	36%
Investments (TIP and PPIP)	505	418	-	-	505	418	21%	21%	51	42	21%	21%
Pensions	**2,291**	**1,454**	**176**	**159**	**3,033**	**2,104**	**44%**	**44%**	**405**	**305**	**33%**	**33%**
Investment Bonds (c)	505	446	-	-	505	444	14%	14%	50	45	11%	11%
Offshore Bond	60	7	-	-	60	7	757%	757%	6	1	500%	500%
Life	**565**	**453**	-	-	**565**	**451**	**25%**	**25%**	**56**	**46**	**22%**	**22%**
Annuities	**129**	**115**	-	-	**129**	**115**	**12%**	**12%**	**13**	**11**	**18%**	**18%**
Protection	-	-	**1**	**2**	**7**	**13**	**-46%**	**-46%**	**1**	**2**	**-50%**	**-50%**
UK life and pensions	**2,985**	**2,022**	**177**	**161**	**3,734**	**2,683**	**39%**	**39%**	**475**	**364**	**30%**	**30%**
Europe												
Ireland	102	50	5	4	125	64	95%	100%	15	9	67%	67%
Germany	13	8	12	10	139	109	28%	30%	13	10	30%	30%
Europe life and pensions	**115**	**58**	**17**	**14**	**264**	**173**	**53%**	**56%**	**28**	**19**	**47%**	**47%**
Canada												
Group Savings and Retirement	52	254	4	11	105	420	-75%	-75%	9	37	-76%	-74%
Individual Insurance, Savings and Retirement	71	103	1	1	81	108	-24%	-20%	8	13	-38%	-27%
Group Insurance	-	-	5	5	44	18	144%	153%	5	5	-	50%
Canada life and pensions	**123**	**357**	**10**	**17**	**230**	**546**	**-58%**	**-56%**	**22**	**55**	**-60%**	**-53%**
Asia Pacific												
India (e)	1	1	6	4	24	23	29% (d)	29% (d)	6	4	62% (d)	60% (d)
China (e)	8	3	-	-	11	8	38%	38%	1	-	-	-
Hong Kong	1	-	1	-	3	-	-	-	1	-	-	-
Asia Pacific life and pensions	**10**	**4**	**7**	**4**	**38**	**31**	**40%** (d)	**43%** (d)	**8**	**4**	**80%** (d)	**68%** (d)
Total worldwide life and pensions	**3,233**	**2,441**	**211**	**196**	**4,266**	**3,433**	**24%** (d)	**26%** (d)	**533**	**442**	**20%** (d)	**22%** (d)

(a) UK Pensions figures include non-insurance element of SIPP product. 2006 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) In the period for the 3 months to 30 June 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals (SP £3m, RP £0m, PVNBP £3m and APE £1m).
(d) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(e) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (d) above.
(f) % change is calculated on the figures rounded to millions.

Investment Operations
3 month period ended 30 June 2007

		Opening FUM 01/04/2007 £m	Gross Inflows £m		Redemptions £m	Net Inflows £m	Market & other movements £m		Net movement in FUM £m	Closing FUM 30/06/2007 £m
UK	Mutual Funds (a)	5,600	765	(b)	(239)	526	(54)		472	6,072
	Private Equity	1,984	179		(18)	161	(12)		149	2,133
	Segregated Funds	9,304	900	(c)	(111)	789	(11)	(h)	778	10,082
	Pooled Property Funds	654	3	(c)	-	3	3		6	660
	Triple A	6,266	694	(d)	-	694	(346)		348	6,614
Total UK		23,808	2,541		(368)	2,173	(420)		1,753	25,561
Canada	Mutual Funds	1,268	68	(e)	(42)	26	90		116	1,384
	Separate Mandates (f)	1,152	319		(28)	291	134		425	1,577
Total Canada		2,420	387		(70)	317	224		541	2,961
International	Europe	29	4		-	4	36	(h)	40	69
	Asia (excluding India)	238	4		(17)	(13)	(16)		(29)	209
	India	1,660	276	(g)	-	276	239		515	2,175
Total International		1,927	284		(17)	267	259		526	2,453
Total worldwide investment products		28,155	3,212		(455)	2,757	63		2,820	30,975

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes.
An analysis of total third party funds under management is shown below.

	Opening FUM 01/04/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 30/06/2007 £m
Third Party Investment Products	28,155	3,212	(455)	2,757	63	2,820	30,975
Third Party Insurance Contracts (new business classified as insurance products)	14,274	720	(353)	367	505	872	15,146
Total third party funds under management	42,429	3,932	(808)	3,124	568	3,692	46,121
Standard Life Investments - total funds under management	137,006						140,567

(a) Included within Mutual Funds are cash inflows which have also been reflected in Non-insured SIPP new business sales.
(b) In the 3 months to 30 June 2006 UK Mutual Funds gross inflows were £463m and net inflows were £351m.
(c) Institutional sales comprise Segregated and Pooled Property Fund sales.
(d) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(e) In the 3 months to 30 June 2006 Canadian Mutual Funds gross inflows were £76m and net inflows were £38m.
(f) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(g) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(h) There has been a reclassification from Segregated Funds to Europe which has a £35m impact on these two lines and is reflected in the Market & other movements column.

STANDARD LIFE

Insurance Operations New Business
15 month period ended 30 June 2007

	Present Value of New Business Premiums (PVNBP)				
	3 months to 30 June 2007 £m	3 months to 31 March 2007 £m	3 months to 31 December 2006 £m	3 months to 30 September 2006 £m	3 months to 30 June 2006 £m
UK					
Individual Pensions	300	180	145	253	269
Insured SIPP & Drawdown	812	786	781	718	529
Non-insured SIPP (a)	511	447	364	382	308
Group Pensions	905	582	457	537	580
Investments (TIP and PPIP) (b)	505	533	1,197	464	418
Pensions	**3,033**	**2,528**	**2,944**	**2,354**	**2,104**
Investment Bonds (c)	505	534	540	448	444
Offshore Bond	60	24	13	11	7
Life	**565**	**558**	**553**	**459**	**451**
Annuities	**129**	**128**	**118**	**152**	**115**
Protection	**7**	**6**	**8**	**10**	**13**
UK life and pensions	**3,734**	**3,220**	**3,623**	**2,975**	**2,683**
Europe					
Ireland	125	128	134	65	64
Germany	139	121	211	116	109
Europe life and pensions	**264**	**249**	**345**	**181**	**173**
Canada					
Group Savings and Retirement	105	234	368	127	420
Individual Insurance, Savings and Retirement	82	90	112	84	108
Group Insurance	43	35	58	17	18
Canada life and pensions	**230**	**359**	**538**	**228**	**546**
Asia Pacific					
India (d)	24	78	56	67	23
China (d)	11	8	11	4	8
Hong Kong	3	1	-	-	-
Asia Pacific life and pensions	**38**	**87**	**67**	**71**	**31**
Total worldwide life and pensions	**4,266**	**3,915**	**4,573**	**3,455**	**3,433**

(a) UK Pensions figures include non-insurance element of SIPP product. 2006 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) Investments (TIP and PPIP) sales for the 3 months to 31 December 2006 included a bulk TIP mandate of £840m.
(c) In 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals.
(d) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.

END